TORNET

02 FEB 13 AM 8:56

November 1, 2001

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

02015120

SUPPL

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

dw 2/14

Enclose.

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
info@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm

www.tornet.se

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its Swedish holding has a lettable area of 2.4 million square metres and a book value of almost SEK 14 billion. Almost 96 per cent of the property holdings, measured as book value, are in Sweden, mainly concentrated in Sweden's seven largest cities and in Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

PRESS RELEASE

Tornet is acquiring properties in Västerås and Uppsala

Fastighets AB Tornet's subsidiary ArosTornet is acquiring the property Loke 18 in Västerås from Arvid Svensson Fastigheter AB and Dragarbrunn 19:7 in Uppsala from the municipality (City) of Uppsala. The acquisition of Dragarbrunn is subject to approval by Uppsala City Council Executive Committee. The total purchase price is SEK 52 million, which is equivalent to a yield of 7.5 per cent.

The property Loke 18 in Västerås contains 3 200 sq.m. consisting of shops, offices and housing. The property is in the same block as Tornet's property Loke 27, "Gallerian", which contains 21 000 sq.m. of shops, offices and housing. The property Dragarbrunn 19:7 is adjacent to Tornet's property Dragarbrunn 19:6 at Stora Torget in Uppsala and consists of 1 700 sq.m., of which 900 sq.m. are offices and 800 sq.m. restaurant premises.

Both properties are very centrally located in the respective city, complement the existing property holding and further reinforce Tornet's position as largest property owner for centrally located commercial properties in the two cities.

Tornet's subsidiary ArosTornet has sold two residential properties in Kiruna at a price of SEK 2 million. The sales have no impact on Tornet's profit.

More information about the properties is available on Tornet's website www.tornet.se under the heading Properties/List of properties.

Danderyd, 1 November 2001

Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00
Britt-Marie Einar, IR manager, Fastighets AB Tornet, +46-8-544 905 08 or +46-70-576 92 08